(Translation)

08004913

THE 57TH
BRIEF SETTLEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2009

(from April 1, 2008 to June 30, 2008)

FUNAI ELECTRIC CO., LTD.

August 6, 2008
Funai Electric Co., Ltd.

First Quarter (April-June) Consolidated Financial Summary for the Period Ending March 2009

	Current Year First Quarter (From April 1, 2008 To June 30, 2008)		Previous Year First Quarter (From April 1, 2007 To June 30, 2007)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	
	Million yen	%	Million yen	%	%
Net Sales	59,449	100.0	77,361	100.0	△23.2
Operating Income	988	1.7	1,172	1.5	△15.7
Ordinary Income	4,448	7.5	4,480	5.8	△ 0.7
Net Income before Taxes and Other Adjustments	3,967	6.7	4,463	5.8	△11.1
Net Income after tax ※	3,059	5.1	1,342	1.7	127.8
Net Income /Loss after Tax ※※	△13,779	△23.2	1,342	1.7	—
Net Income/Loss per Share	△ 404.16		39.38		

※ For the purpose of comparison the Net Income/Loss after Tax before the deduction of Income taxes for prior periods is recorded.

※※ Supplementary tax assessment based on rectification notice to Funai Electric Co., Ltd. for anti-tax haven system in HK for 16.8 billion yen for the period of March 2005 to March 2007 was posted as a cost of income taxes for prior periods in 1Q consolidated income statement of FY2008.

Notes:

Includes 12 consolidated subsidiaries and 2 affiliated companies accounted for by the equity method.

Member, Financial Accounting Standards Foundation

Financial Report for the 3-Month Period ended June 30, 2008

August 6, 2008

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries: Representative's position and name President and CEO Tomonori Hayashi

Administrator's position and name General Manager, Accounting Department Hisao Fuke TEL: (072) 870-4395

Scheduled date of Securities Report to be filed to the Kinki Finance Bureau; August 12, 2008

1. First Quarter Consolidated Results for the Period Ending March 2009 (April 1, 2008 – June 30, 2008)

(1) Consolidated Operating Results

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st Quarter FY2008	59,449	–	988	–	4,448	–	Δ13,779	–
1st Quarter FY2007	77,361	23.5	1,172	Δ 51.9	4,480	60.6	1,342	5.1

	Net Income Per Share	Net Income Per Share on a Fully Diluted Basis
	Yen	Yen
1st Quarter FY2008	Δ 404.16	–
1st Quarter FY2007	39.38	–

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
1st Quarter FY2008	227,888	147,591	64.5	4,312.60
Fiscal Year 2007	224,415	158,356	70.3	4,630.58

(Reference) Shareholders' Equity
1st Quarter FY2008 ended June 30, 2008 147,030 million yen
Fiscal Year 2007 ended March 31, 2008 157,871 million yen

2. Dividends

	Dividend per Share				
Corresponding Period	1st Quarter	2nd Quarter	3rd Quarter	Year end	Annual
	yen	yen	yen	yen	yen
Fiscal Year 2007	–	0.00	–	50.00	50.00
Fiscal Year 2008	–				50.00
Fiscal Year 2008 (Projection)		0.00	–	50.00	

3. Forecast of Consolidated Results for the Full Year (April 1, 2008 - March 31, 2009)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Six months ending Sep.30.2008	144,000	–	3,300	–	4,300	–	Δ13,900	–	Δ407.71
Full Year	340,000	22.7	6,000	–	8,000	–	Δ11,400	–	Δ334.38

Note:
Revision of Forecast of Consolidated Results for the Six month period and the Full Year in this 1st Quarter;
Yes. (Please refer to the press release concerning supplementary tax assessment based on rectification notice for anti-tax haven system in HK dated June 16, 2008.)

4. Other Information

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): No

(2) Application of simplified accounting procedure and use of unique accounting procedure for preparation of financial statements covering consolidated accounting for fiscal quarter : Yes

Note: Please refer to "Qualitative Information and Financial Statements".

(3) Changes in Accounting Practices, Procedures and Presentation Methods for Consolidated Financial Results

(1)Changes arising from revision of accounting standards: Yes

(2)Changes arising from other factors: No

Note: Please refer to "Qualitative Information and Financial Statements".

(4) Number of Shares Outstanding (Ordinary Shares)

(1)Number of shares outstanding (including treasury stock) as of June 30, 2008; 36,104,196shares
as of March 31, 2008; 36,104,196shares

(2)Number of shares of treasury stock as of June 30, 2008; 2,011,051shares
as of March 31, 2008; 2,011,003shares

(3)The Average number in the quarter of outstanding shares on June 30, 2008; 34,093,150shares
on June 30, 2007; 34,093,520shares

Disclaimer:

This document contains forward-looking statements and projections regarding business performance which are not historical facts. Please note that these statements are based on information relating to factors that may impact future business performance that was available for analysis at the time this document was printed. These factors include industry trends relating to the business areas of Funai Electric Co., Ltd. or the Funai Group, such as audio-visual devices and information communication equipment, the economic conditions of both domestic and international markets, and fluctuations in currency exchange rates. Actual performance may greatly differ from projections included in this document because of the impacts of uncertainty in such areas as the competitive conditions of the electronics industry, market trends, currency exchange rate, introduction and success of new products, and various other global conditions that may affect the tax system and other systems.

Qualitative Information and Financial Statements

1. Qualitative information relating to consolidated business performance

The lingering financial instability triggered by the subprime loan crisis in the United States and the trend of economic slowdown has been witnessed globally, with the exception of some natural-resource-producing nations, due to rapidly rising crude oil prices and food prices during this fiscal quarter, the first quarter of the fiscal year (beginning April 1, 2008, and ending June 30, 2008). In Japan as well, the stagnant global economy made its impact in a slowdown of our exports, while sluggish growth of wages and the inflationary prices of raw materials, such as crude oil, created stagnation in consumer spending, resulting in a sustained condition with an uncertain future.

In the household electric appliance industry we experienced a continuing increase in demand for LCD television sets worldwide, but price competition intensified further, resulting in the continuation of a challenging environment.

Under such circumstances, our corporate group made great efforts to expand our sales, primarily with Blu-ray Disc players and set top box products (products that convert digital signals to analog signals to allow the viewing of terrestrial digital broadcasts on conventional analog television sets) for television sets in the US market, where terrestrial analog broadcasting is scheduled to end in February 2009. Unfortunately, sales of our major products lines, such as DVD-related products and printers in our information equipment sector, declined.

As a result, sales for this fiscal quarter were JPY59,449 million.

The status for individual products indicates that Blu-ray Disc players and set top box products for television sets in the US market contributed to our sales, whereas the sales for our LCD television sets remained at the same level for the same period as the previous year due to the effects of price competition. Sales for video and cathode ray tube television sets significantly decreased in terms of market size, as did DVD-related products, which are experiencing a turning point in terms of demand in the North American market. As a result, sales for these products were JPY41,670 million.

For information equipment, a review was implemented by the OEM partner for our printers in response to the fiercely competitive environment. As a result, revenue has continued to decline since the previous fiscal term and resulted in sales of JPY10,768 million for these products.

Sales of electronic devices for signal reception were JPY7,010 million.

In terms of profits, we have had some improvements in the profitability of LCD television sets due to the stabilized procurement of LCD panels, which contributed to our operating profits. Due to the decline in sales, however, the reduction in profits was JPY988 million, resulting in a recurring profit of JPY4,448 million. The net loss for the fiscal quarter was JPY13,779 million, due in part to the processing of costs amounting to JPY16,838 million, arising from the payment of "retroactive corporate taxes" incurred from corrective action in accordance with the "Anti-Tax Haven Law".

2. Qualitative information relating to consolidated financial position

Our financial position for the fiscal quarter is described below.

Our assets increased by JPY3,472 million in comparison with the consolidated accounting at the end of the previous fiscal year. This is primarily due to the increase in our inventory assets of JPY21,376 million, in spite of a decrease of JPY17,862 million in cash on hand and deposits.

Our liabilities increased by JPY14,237 million in comparison with the consolidated accounting at the end of the previous fiscal year. This is primarily due to the issuing of notes and bills payable, as well as accounts payable, which increased our liability by JPY15,085 million.

Our net assets decreased by JPY10,765 million in comparison with the consolidated accounting at the end of the previous fiscal year. This was primarily due to the reduction of our accumulated earnings, which decreased by JPY16,179 million, in spite of the increase in foreign exchange adjustment accounting of JPY5,062 million.

3. Qualitative information relating to consolidated performance forecasts

Please refer to our "Notice Regarding Amendment of Performance Forecasts" disclosed on June 16, 2008, for details.

Note: Our performance forecasts include figures based on decisions according to the information available at the time and include items that are subject to risks and uncertainties. Actual performance may vary from these forecasts due to rapid changes in economic conditions in the United States, our primary market, and other regions overseas, as well as rapid fluctuation in product prices.

4. Other

(1) Important changes relating to subsidiaries and affiliates during the fiscal term (changes involving specific subsidiaries that resulted in changes to the scope of consolidated accounting)
There are no relevant changes.

(2) Application of simplified accounting procedure and use of unique accounting procedure for preparation of financial statements covering consolidated accounting for fiscal quarter

a. Simplified accounting procedure
The amount of allowance for depreciation and amortization is calculated by distributing the applicable amount for the consolidated fiscal year over fiscal terms. This is because our company, as well as our consolidated domestic subsidiaries, adopt the diminishing balance or fixed percentage depreciation method (except for buildings acquired on or after April 1, 1998 that do not include incidental facilities, which are calculated using the fixed amount or straight line depreciation method).

b. Unique accounting procedure for preparation of consolidated financial statements for fiscal quarter
Expenses relating to taxes are calculated by applying the estimated effective tax rates on the before-tax net profit for the fiscal quarter, through a practical estimation of the effective tax rates that will take effect after the application of the tax effect accounting for before-tax net profits of the consolidated fiscal year, including this first fiscal quarter.
The corporate tax adjustment is included in the indicated corporate taxes.

(3) Changes to general rules and procedures, as well as denotation methods for accounting relating to the preparation of consolidated financial statements for the fiscal quarter

• Changes relating to items concerning accounting procedure standards

a. The "Accounting Standard for Statements of Fiscal Quarters" (Accounting Standard No. 12 of the Financial Accounting Standards Foundation) and the "Guidelines for Accounting Standards relating to Statements of Fiscal Quarters" (Guideline No. 14 of the Financial Accounting Standards Foundation) have been applied beginning with the current consolidated fiscal year. Furthermore, our consolidated quarterly financial statements have been prepared according to the "Rules for Consolidated Statements of Fiscal Quarters".

b. Inventory assets
In the past, we calculated the values of inventory assets maintained for the purpose of ordinary sales primarily according to the cost accounting method based on the periodic average method. Starting from this first quarter of the consolidated accounting period, the "Accounting Standards for Evaluation of Inventory Assets" (Accounting Standard No. 9 of the Financial Accounting Standards Foundation; July 5, 2006) became applicable, and calculations have since been conducted primarily using the cost accounting method based on the periodic average method (with regard to the values entered on the balance sheet, the book value cut down method based on the reduction in profitability).
This has little effect on profit and loss.

c. Application of "Handling of Accounting Procedure for Preparing Consolidated Financial Statements of Overseas Subsidiaries in the Foreseeable Future"
The necessary amendments have been implemented for consolidated accounting by the application of the "Handling of Accounting Procedure for Preparing Consolidated Financial Statements of Overseas Subsidiaries in the Foreseeable Future" (Practical Guide No. 18 of Financial Accounting Standards Foundation; May 17, 2006) beginning from the first quarter of this fiscal term.
This has little effect on profit and loss.

d. Application of accounting standards relating to leasing transactions
In the past, accounting procedures based on the method relating to leasing transactions had been used for financing and leasing transactions that involved the transfer of ownership. Since the "Accounting Standard for Leasing Transactions" (Accounting Standard No. 13 of the Financial Accounting Standards Foundation; June 17, 1993, as amended on March 30, 2007 by the First Committee of the Business Accounting Council) and the "Practical Guide for Accounting Standards relating to Leasing Transactions (Practical Guidelines on Accounting Standards for Lease Transactions No. 16 of the Financial Accounting Standards Foundation; January 18, 1994 as amended on March 30, 2007 by the Accounting System Committee of the Japanese

Institute of Certified Public Accountants) became applicable to the fiscal quarter for consolidated financial statements of consolidated fiscal years from April 1, 2008, these accounting standards have been applied and accounting has been conducted using accounting procedures for ordinary sales transactions (except for those leasing transactions involving the transfer of ownership that started prior to the commencement of the application of lease accounting standards, for which the method relating to leasing transactions continues to be implemented in accounting procedures). Furthermore, a fixed amount depreciation method is used for calculating the depreciation and amortization of the leasing inventory relating to financing and leasing transactions that involve the transfer of ownership, with the leasing term set as service years and the balance of value diminishing to zero.

This has no effect on profit and loss.

(4) Corrective action implemented based on the application of the Anti-Tax Haven Law

a. On June 28, 2005 we received a notice from the Osaka Regional Taxation Bureau regarding the implementation of corrective action. This notice indicated a decision regarding our subsidiary in Hong Kong, suggesting that it did not satisfy the conditions for exclusion from application of the Anti-Tax Haven Law. The notification furthermore indicated that the Osaka Regional Taxation Bureau decided to incorporate the income generated by our subsidiary in Hong Kong into the income of our company for the duration of three years, from April 1, 2001, to March 31, 2004, for taxation purposes. We applied for an assessment by the Administrative Review Office of the Osaka Regional Taxation Bureau on July 25, 2006, and filed an appeal to have the action cancelled with the Osaka District Court on November 16, 2006, as we object to this corrective action.

Thereafter, on July 3, 2008, we received a written verdict on this case from the Administrative Review Office of the Osaka Regional Taxation Bureau, which indicated that our assertion had been dismissed. This arbitration is truly unfortunate and unacceptable. We intend to continue asserting the validity of our position to the court in the future.

The additional tax amounts to JPY16,651 million (JPY19,184 million including incidental taxes), including corporate, residential, and business taxes. We processed these amounts in the fiscal term ending March 2007 as "retroactive corporate taxes," since the accounting procedures relating to additional tax amounts have been clarified through the amendment of the "Handling of Audits Relating to Accounting Procedures and Disclosures for Taxes" (Report No. 63 of the Auditing and Guaranteeing Work Committee of the Japanese Institute of Certified Public Accountants) on March 8, 2007.

b. On June 16, 2008 we received a notice from the Osaka Regional Taxation Bureau indicating their decision to incorporate the income generated by our subsidiary in Hong Kong into the income of our company for the duration of three years, from April 1, 2004, to March 31, 2007, for taxation purposes. This is due to their decision that our subsidiary in Hong Kong did not satisfy the conditions that would exclude it from application of the Anti-Tax Haven Law. We feel that this corrective action is both unfortunate and unacceptable, particularly as it was ordered while the previously implemented corrective action based on the application of the Anti-Tax Haven Law (dated June 28, 2005), is currently still being deliberated in the Osaka District Court. We therefore applied for an assessment by the Administrative Review Office of the Osaka Regional Taxation Bureau on August 6, 2008.

A provisional estimate for the additional tax, including corporate, residential, and business taxes, amounts to JPY15,038 million (JPY16,838 million including incidental taxes). This amount has been processed as expenses under the category of "retroactive corporate taxes" in this first fiscal quarter of the consolidated fiscal term.

Since decisions regarding this tax system will be made according to the condition of overseas subsidiaries at the time their individual fiscal years are completed, we can only offer reference figures on this matter. The impact from the tax system in question on the income generated by our subsidiary in Hong Kong, for the fiscal years following the fiscal year currently being investigated, is estimated to be about JPY700 million, which includes the corporate, residential, and business taxes for the fiscal term ending March 2008. This resulted from a calculation that deducted the amount of dividends we received from our subsidiary in Hong Kong from the applicable income for the period. Due to the aforementioned reason, however, the accounting procedure for the figure relating to this effect has not yet been conducted.

5. Consolidated Financial Statements

(1).Consolidated quartery balance sheets (Mil. Yen)

	1st Quarter FY2008 (As od June 30, 2008)	Fiscal year 2007 (As of March 31, 2008)
ASSETS;		
Current Assets		
Cash and deposits	50,212	68,074
Notes and accounts receivable-trade	28,961	26,841
Merchandise and finished goods	39,650	21,123
Work in process	2,864	1,292
Raw materials and supplies	13,946	12,668
Other	13,354	17,407
Allowance for doubtful accounts	△ 106	△ 286
Total current assets	148,883	147,122
Noncurrent assets		
Property, plant and equipment	16,716	16,772
Intangible assets	5,938	6,222
Investments and other assets		
Long-term loans receivable	42,393	40,819
Other	14,962	14,520
Allowance for doubtful accounts	△ 1,006	△ 1,041
Total investments and other assets	56,349	54,297
Total noncurrent assets	79,004	77,293
TOTAL ASSETS	227,888	224,415
LIABILITIES;		
Current Liabilities		
Notes and accounts Payable-trade	40,896	25,811
Short-term loans payable	10,981	13,213
Income taxes payable	5,582	4,642
Provision	1,220	1,189
Other	17,833	15,642
Total current liabilities	79,514	60,499
Noncurrent liabilities		
Provision	2,423	2,484
Other	1,358	3,075
Total noncurrent liabilities	3,782	5,559
TOTAL LIABILITIES	80,296	66,058

(Mil. Yen)

	1st Quarter FY2008 (As od June 30, 2008)	Fiscal year 2007 (As of March 31, 2008)
NET ASSETS;		
Shareholders' equity		
Capital stock	31,280	31,280
Capital surplus	33,245	33,245
Retained earnings	113,633	129,812
Treasury stock	△ 24,339	△ 24,339
Total shareholders' equity	153,819	169,998
Valuation and translation adjustments		
Valuation difference on avaiable-for-sale securities	212	△ 63
Foreign currency translation adjestment	△ 7,001	△ 12,063
Total valuation and translation adjestments	△ 6,789	△ 12,127
Minority interests	561	485
TOTAL NET ASSET	147,591	158,356
TOTAL LIABILITIES AND NET ASSETS	227,888	224,415

(2).Concolidated quartely statements of income

(Mil. Yen)

	1st Quarter FY2008 (from April 1, 2008 to June 30, 2008)
Net sales	59,449
Cost of sales	47,112
Gross profit	12,336
Selling, general and administrative expenses	11,348
Operating income	988
Non-operating income	
Interest income	904
Dividends income	26
Foreign exchange gains	2,542
Other	150
Total non-operating income	3,623
Non-operating expenses	
Interest expenses	74
Equity in losses of affiliates	70
Other	19
Total non-operating expenses	164
Ordinary income	4,448
Extraordinary income	
Gain on prior period adjustment	357
Gain on sales of noncurrent assets	1
Other	28
Total extraordinary income	387
Extraordinary loss	
Loss on disposal of noncurrent assets	1
Special sales promotion	850
Other	16
Total extraordinary losses	868
Income before income taxes and minority interests	3,967
Income taxes	851
Income taxes for prior periods	16,838
Total income taxes	17,689
Minority interests in income	56
Net income	△ 13,779

(3).Concolidated quartely statements of cash flows

(Mil. Yen)

	1st Quarter FY2008 (from April 1, 2008 to June 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	3,967
Depreciation and amortization	1,228
Increase(decrease) in allowance for doubtful accounts	△ 185
Increase(decrease)in provision for retirement benefits	△ 36
Interest and dividends income	△ 930
Interest expenses	74
Equity in (earnings) losses of affiliates	70
Loss (gain) on sales of property, plant and equipment	△0
Loss (gain) on sales of investment securities	△ 26
Loss (gain) on valuation of investment securities	12
Decrease (increase) in notes and accounts receivable-trade	292
Decrease (increase) in inventories	△ 19,118
Increase (decrease) in notes and accounts payable-trade	11,779
Other, net	3,711
Subtotal	838
Interest and dividends income received	320
Interest expenses paid	△ 71
Income taxes paid	△ 4,508
Prior year's taxes paid	△ 11,297
Net cash provided by (used in) operating activities	△ 14,719
Net cash provided by (used in) investment activities	
Payments into time deposits	△ 1,209
Purchase of property, plant and equipment	△ 693
Proceeds from sales of property, plant and equipment	64
Purchase of intangible assets	△ 59
Purchase of investment securities	△ 242
Proceeds from sales of investment securities	1,111
Other, net	△ 18
Net cash provided by (used in) investment activities	△ 1,048
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	△ 2,819
Repayment of long-term loans payable	△ 1,086
Cash dividends paid	△ 1,704
Other, net	△ 5
Net cash provided by (used in) financing activities	△ 5,615
Effect of exchange rate change on cash and cash equivalents	1,643
Net increase (decrease) in cash and cash equivalents	△ 19,739
Cash and cash equivalents at beginning of period	57,100
Cash and cash equivalents at end of period	37,361

(4) Notes for Continuing Enterprises

Not Applicable

(5) Information by Segment

a; Operating Segment Information

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

b; Geographic Segment Information

Current First Quarter (April 1, 2008 - June 30, 2008) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales							
Sales to outside customers	28,113	28,220	252	2,862	59,449	—	59,449
Inter-segment sales	36,163	10	50,036	13	86,223	(86,223)	—
Total	64,276	28,230	50,288	2,876	145,672	(86,223)	59,449
Operating Income and Losses(△)	338	703	1,509	△ 661	1,890	(901)	988

c; Overseas sales

Current First Quarter (April 1, 2008 - June 30, 2008) (Units: Million Yen)

	N. America	Asia	Europe	Other	Total
Overseas sales	41,380	1,297	7,148	401	50,228
Consolidated sales					59,449
Ratio of overseas sales to consolidated sales (%)	69.6	2.2	12.0	0.7	84.5

Detailed Statement of Net Sales by Equipment Type and Region (Units: Million Yen)

Classification \ Period			Current Year First Quarter (From April 1, 2008 To June 30, 2008)		Previous Year First Quarter (From April 1, 2007 To June 30, 2007)		% increase or decrease from the same period of the previous consolidated fiscal year
			Amount	Percent	Amount	Percent	Percent
By Equipment Type	Audiovisual Equipment		41,670	% 70.1	48,900	% 63.2	% Δ14.8
	Information Equipment		10,768	18.1	21,228	27.4	Δ49.3
	Other Equipment		7,010	11.8	7,232	9.4	Δ 3.1
	Total		59,449	100.0	77,361	100.0	Δ23.2
By Region	Japan		9,221	% 15.5	9,593	% 12.4	% Δ 3.9
	Export	N. America	41,380	69.6	51,321	66.3	Δ19.4
		Europe	7,148	12.0	12,621	16.3	Δ43.4
		Asia	1,297	2.2	2,167	2.8	Δ40.2
		Other Areas	401	0.7	1,657	2.2	Δ75.8
		Subtotal	50,228	84.5	67,768	87.6	Δ25.9
	Total		59,449	100.0	77,361	100.0	Δ23.2

(Note) Main Products by Equipment Type

Equipment	Main Products
Audiovisual Equipment	VCRs, DVD Players, DVD Recorders, Televisions, LCD Televisions, Blu-ray Disc Players
Information Equipment	Printers, Digital Still Cameras
Other Equipment	Receiver-Related Electronic Equipment

(Reference) Change in Operating Results for the Most Recent Quarter

Fiscal Period Ending March 2009 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	April - June 2008	July - Sept 2008	Oct - Dec 2008	Jan - March 2009
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	59,449	—	—	—
Gross Profit	12,336	—	—	—
Operating Income	988	—	—	—
Ordinary Income	4,448	—	—	—
Quarterly Net Income Before Taxes and Other Adjustments	3,967	—	—	—
Quarterly Net Income/Loss	△13,779	—	—	—
	Yen	Yen	Yen	Yen
Quarterly Net Income per Share	△404.16	— —	— —	— —
Fully Diluted Quarterly Net Income per Share	— —	— —	— —	— —
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	227,888	—	—	—
Net Assets	147,591	—	—	—
	Yen	Yen	Yen	Yen
Net Assets per Share	4312.60	—	—	—

Fiscal Period Ended March 2008 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	April - June 2007	July - Sept 2007	Oct - Dec 2007	Jan - March 2008
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	77,361	78,955	69,572	51,277
Gross Profit	12,640	12,801	10,245	9,611
Operating Income	1,172	896	△ 784	△ 3,690
Ordinary Income	4,480	573	731	△ 5,824
Quarterly Net Income Before Taxes and Other Adjustments	4,463	△ 782	1,066	△ 2,237
Quarterly Net Income/Loss	1,342	△5,588	1,221	△ 2,353
	Yen	Yen	Yen	Yen
Quarterly Net Income per Share	39.38	△163.90	35.83	△ 69.02
Fully Diluted Quarterly Net Income per Share	— —	— —	— —	— —
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	285,315	283,967	255,714	224,415
Net Assets	189,221	176,825	176,876	158,356
	Yen	Yen	Yen	Yen
Net Assets per Share	5,538.48	5,175.32	5,176.88	4,630.58

【Reference】 Previous 1Q Consolidated Financial Statements

(1).Previous first quarter consolidated statements of income (April 1, 2007-June 30, 2007)

(Mil. Yen)

	Previous 1Q (from April 1,2007 to June 30,2007)
	Amount
Net sales	77,361
Cost of sales	64,721
Selling, general and administrative expenses	11,467
Operating income	1,172
Non-operating income	3,687
Non-operating expenses	380
Ordinary income	4,480
Extraordinary income	16
Extraordinary loss	33
Income before income taxes and minority interests	4,463
Income taxes	3,115
Minority interests in income	5
Net income	1,342

(2).Previous first quarter concolidated statements of cash flows (April 1, 2007-June 30,2007)

(Mil. Yen)

	Previous 1Q (from April 1, 2007 to June 30, 2007)
	Amount
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	4,463
Depreciation and amortization	1,887
Interest and dividends income	△ 1,383
Interest expenses	178
Decrease in notes and accounts receivable-trade	1,758
Decrease (increase) in inventories	△ 2,106
Increase in notes and accounts payable-trade	2,892
Other, net	△ 478
Subtotal	7,211
Interest and dividends income received	1,005
Interest expenses paid	△ 178
Income taxes paid	△ 2,069
Net cash provided by (used in) operating activities	5,968
Net cash provided by (used in) investment activities	
Purchase of property, plant and equipment	△ 1,917
Purchase of intangible assets	△ 160
Proceeds from sales of investment securities	30
Payments for loan receivable	△ 140
Other, net	170
Net cash provided by (used in) investment activities	△ 2,017
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	△ 7,218
Payments for purcahse of treasury stock	△0
Cash dividends paid	△ 1,875
Other, net	△ 179
Net cash provided by (used in) financing activities	△ 9,274
Effect of exchange rate change on cash and cash equivalents	3,328
Net increase (decrease) in cash and cash equivalents	△ 1,994
Cash and cash equivalents at beginning of period	83,320
Net increase in cash and cash equivalents due to the change of fiscal year end in consolidated subsidiaries	7,284
Cash and cash equivalents at eand of period	88,610

(3) Information by Segment

a; Operating Segment Information

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

b; Geographic Segment Information

Previous First Quarter (April 1, 2007 - June 30, 2007) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	67,611	32,733	54,164	5,390	159,899	(82,537)	77,361
Operating expenses	66,177	33,612	53,422	5,328	158,540	(82,351)	76,189
Operating Income and Losses(△)	1,434	△ 878	741	62	1,359	(186)	1,172

FIRST QUARTER
FINANCIAL RESULTS SUPPLEMENTATION
2008

from 2008.4.1
to 2008.6.30

Page

FUNAI

FUNAI ELECTRIC CO.,LTD.

1. Summary of First Quarter Operating Results (Consolidated)

(1) Operating Results, Financial Conditions

(Units : 100million yen, %)

	FY2007						FY2008					
	1Q			Full-Year			1Q			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Net Sales	773	100.0	23.5	2,771	100.0	△ 30.1	594	100.0	△ 23.2	3,400	100.0	22.7
Operating Income	11	1.5	△ 51.9	△ 24	△ 0.9	–	9	1.7	△ 15.7	60	1.8	–
Ordinary Income	44	5.8	60.6	△ 0	△ 0.0	–	44	7.5	△ 0.7	80	2.4	–
Net Income after Tax	13	1.7	5.1	△ 53	△ 1.9	–	30	5.1	127.8	58	1.7	–
Net Income/Loss after Tax ※	13	1.7	5.1	△ 53	△ 1.9	–	△ 137	△23.2	–	△ 114	△ 3.4	–
Total Assets	2,853	–	–	2,244	–	–	2,278	–	–	–	–	–
Net Assets	1,892	–	–	1,583	–	–	1,475	–	–	–	–	–

※ Supplementaly tax assessment based on rectification notice to Funai Electric Co., Ltd. for anti-tax haven system in HK for 16.8 bil. yen from the March 2005 to March 2007 period was posted as a cost of income taxes for prior periods on the 1Q consolidated income statement of FY2008.

(※) Yen−Dollars / exchange rate

(Units : Yen / Dollars)

	FY2007		FY2008	
	1Q	Full-Year	1Q	Full-Year (Projections)
Average Rate in each Period	121.58	113.80	105.43	100.00

(2) Profitability and Per Share Data etc.

	FY2007		FY2008	
	1Q	Full-Year	1Q	Full-Year (Projections)
Gross Profit Ratio (%)	16.3	16.3	20.8	16.2
Operating Income Ratio (%)	1.5	△ 0.9	1.7	1.8
Ordinary Income Ratio (%)	5.8	△ 0.0	7.5	2.4
Shareholders' Equity Ratio (%)	66.2	70.3	64.5	–
Net Assets Per Share (Yen)	5,538.48	4,630.58	4,312.60	–
Net Income Per Share (Yen)	39.38	△ 157.71	△ 404.16	△ 334.38
Return On Asset (%)	0.5	△ 2.2	△ 5.4	–
Return On Shareholders' Equity (%)	0.7	△ 3.1	△ 8.2	–

(3) Capital Expenditures, Depreciation, R&D Expenses

(Units : 100million yen, %)

	FY2007				FY2008			
	1Q		Full-Year		1Q		Full-Year (Projections)	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Capital Expenditures	26	73.3	49	△ 9.3	6	△ 76.9	73	49.0

	FY2007						FY2008					
	1Q			Full-Year			1Q			Full-Year (Projections)		
	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change
Depreciation Expenses	16	2.1	△ 5.9	48	1.7	△ 32.4	9	1.5	△ 43.8	57	1.7	18.8
R&D	34	4.4	△ 2.9	147	5.3	5.0	32	5.4	△ 5.9	154	4.5	4.8

(4) Cash Flow

(Units : 100million yen)

	FY2007		FY2008	
	1Q	Full-Year	1Q	Full-Year (Projections)
Cash flows provided by operating activities	59	△ 137	△ 147	−
Income Before Income Taxes	44	25	39	−
Depreciation Expenses	18	60	12	−
Others	△ 3	△ 222	△ 198	−
Cash flows used in investing activities	△ 20	△ 94	△ 10	−
Free Cash flows	39	△ 231	△ 157	−
Cash flows provided by financing activities	△ 92	△ 81	△ 56	−
Effect of exchange rate changes on cash and cash equivalents	33	△ 21	16	−
Net increase in cash and cash equivalents	52	△ 335	△ 197	−

2. Operating Activities (Consolidated)

(1) Sales by Equipment

(Units : 100million yen, %)

	FY2007						FY2008					
	1Q			Full-Year			1Q			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	489	63.2	22.4	1,841	66.5	△ 33.5	417	70.1	△ 14.8	2,549	75.0	38.5
VCRs	13	1.7	△ 7.1	45	1.6	△ 45.1	6	1.0	△ 53.8	21	0.6	△ 53.3
DVD	153	19.8	16.8	524	18.9	△ 40.7	100	16.8	△ 34.6	437	12.9	△ 16.6
BD Players	0	0.0	−	4	0.2	−	21	3.5	−	139	4.1	3,375.0
Televisions	99	12.8	△ 5.7	256	9.2	△ 67.4	26	4.4	△ 73.7	102	3.0	△ 60.2
LCD Televisions	203	26.2	174.3	897	32.4	15.6	199	33.5	△ 2.0	1,611	47.4	79.6
PDP Televisions	0	0.0	△100.0	2	0.1	△ 97.8	0	0.0	−	0	0.0	−
Projectors	21	2.7	△ 54.3	70	2.5	△ 43.5	0	0.0	△100.0	0	0.0	−
Others	0	0.0	△100.0	43	1.6	65.4	65	10.9	−	239	7.0	455.8
Information Equipment	212	27.4	30.2	650	23.4	△ 30.3	107	18.1	△ 49.3	562	16.5	△ 13.5
Others	72	9.4	13.1	280	10.1	5.6	70	11.8	△ 3.1	289	8.5	3.2
Total	773	100.0	23.5	2,771	100.0	△ 30.1	594	100.0	△ 23.2	3,400	100.0	22.7

(2) Sales by Areas in Equipment

(Units : 100million yen, %)

	FY2007						FY2008					
	1Q			Full-Year			1Q			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	489	63.2	22.4	1,841	66.5	△ 33.5	417	70.1	△ 14.8	2,549	75.0	38.5
North America	382	49.4	34.5	1,391	50.2	△ 38.5	349	58.7	△ 8.6	1,944	57.2	39.8
Europe	70	9.0	7.7	288	10.4	△ 15.8	39	6.6	△ 44.3	450	13.3	56.3
Asia and Others	1	0.2	0.0	3	0.1	△ 72.7	0	0.0	△100.0	0	0.0	—
Japan	36	4.6	△ 26.5	159	5.8	3.9	29	4.8	△ 19.4	155	4.5	△ 2.5
Information Equipment	212	27.4	30.2	650	23.4	△ 30.3	107	18.1	△ 49.3	562	16.5	△ 13.5
North America	121	15.7	45.8	403	14.5	△ 16.9	62	10.4	△ 48.8	381	11.2	△ 5.5
Europe	55	7.1	△ 5.2	164	5.9	△ 49.5	31	5.3	△ 43.6	137	4.0	△ 16.5
Asia and Others	36	4.6	63.6	77	2.8	△ 37.4	14	2.4	△ 61.1	44	1.3	△ 42.9
Japan	0	0.0	0.0	6	0.2	—	0	0.0	—	0	0.0	—
Others	72	9.4	13.1	280	10.1	5.6	70	11.8	△ 3.1	289	8.5	3.2
Total	773	100.0	23.5	2,771	100.0	△ 30.1	594	100.0	△ 23.2	3,400	100.0	22.7

(3) Sales by Equipment in Areas

(Units : 100million yen, %)

	FY2007						FY2008					
	1Q			Full-Year			1Q			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
North America	513	66.3	38.1	1,811	65.3	△ 34.6	414	69.6	△ 19.4	2,325	68.4	28.4
Audio Visual Equipment	382	49.4	34.5	1,391	50.2	△ 38.5	349	58.7	△ 8.6	1,944	57.2	39.8
Information Equipment	121	15.7	45.8	403	14.5	△ 16.9	62	10.4	△ 48.8	381	11.2	△ 5.5
Others	10	1.2	100.0	17	0.6	△ 26.1	3	0.5	△ 70.0	0	0.0	—
Europe	126	16.3	1.3	456	16.5	△ 32.3	71	12.0	△ 43.4	587	17.3	28.7
Audio Visual Equipment	70	9.0	7.7	288	10.4	△ 15.8	39	6.6	△ 44.3	450	13.3	56.3
Information Equipment	55	7.1	△ 5.2	164	5.9	△ 49.5	31	5.3	△ 43.6	137	4.0	△ 16.5
Others	1	0.2	△ 50.0	4	0.2	△ 33.3	1	0.1	0.0	0	0.0	—
Asia and Others	38	5.0	51.1	91	3.3	△ 34.5	17	2.9	△ 55.3	44	1.3	△ 51.6
Audio Visual Equipment	1	0.2	0.0	3	0.1	△ 72.7	0	0.0	△100.0	0	0.0	—
Information Equipment	36	4.6	63.6	77	2.8	△ 37.4	14	2.4	△ 61.1	44	1.3	△ 42.9
Others	1	0.2	0.0	11	0.4	120.0	3	0.5	200.0	0	0.0	—
Japan	96	12.4	△ 8.6	413	14.9	7.7	92	15.5	△ 3.9	444	13.0	7.5
Audio Visual Equipment	36	4.6	△ 26.5	159	5.8	3.9	29	4.8	△ 19.4	155	4.5	△ 2.5
Information Equipment	0	0.0	0.0	6	0.2	—	0	0.0	—	0	0.0	—
Others	60	7.8	7.1	248	8.9	7.4	63	10.7	5.0	289	8.5	16.5
Total	773	100.0	23.5	2,771	100.0	△ 30.1	594	100.0	△ 23.2	3,400	100.0	22.7

FUNAI ELECTRIC CO., LTD.

(Company)
FUNAI ELECTRIC CO., LTD.
INVESTOR / PUBLIC RELATIONS DEPARTMENT
7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
TEL 81-72-870-4395 · FAX 81-72-874-8027

END